WOODSIDE
AUSTRALIAN ENERGY

03 FEB 10 AM 7:21

24 January 2003

03003735

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following document/s which has/have recently been filed with the Australian Stock Exchange ("ASX"):

- News Release in relation to Woodside-Pioneer agreeing terms on Gulf gas play, lodged with the Australian Stock Exchange on 24 January 2003;
- Presentation in relation to Woodside-Pioneer agreeing terms on Gulf gas play, lodged with the Australian Stock Exchange on 24 January 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Rebecca Sims
Administration Officer

dlw 2/10

82-2280

PIONEER
NATURAL RESOURCES

WOODSIDE
AUSTRALIAN ENERGY

NEWS RELEASE

Pioneer Natural Resources Company (NYSE: PXD)
5205 N. O'Connor Blvd., Suite 1400
Irving, Texas 75039
Tel: + 1 972 444-9001

Woodside Petroleum Ltd. & Subsidiaries (ASX: WPL)
ACN 004 898 962
1 Adelaide Terrace, Perth, Western Australia 6000
Tel: +61 8 9348 4000 Fax: +61 8 9348 5539

Friday, 24 January 2003
6:00am (AWST)

WOODSIDE-PIONEER AGREE TERMS ON GULF GAS PLAY

Woodside Energy (USA) Inc., a subsidiary of Woodside Energy Ltd., and Pioneer Natural Resources Company of the United States have agreed to a joint exploration program for a two-year campaign over the shallow-water Texas Shelf region of the Gulf of Mexico.

Under the agreement, Woodside has taken a 50% interest in 47 offshore exploration blocks operated by Pioneer, an exploration and production company with substantial holdings and multiple discoveries in the Gulf of Mexico.

The agreement covers eight prospects and 19 leads and includes five wells in 2003 and three in 2004. It represents a total cost to Woodside of US$55 million. Most of the wells will target gas plays below 4500 metres (15,000 feet).

The eight wells to be drilled by the parties in 2003 and 2004 are on prospects generated and leased by Pioneer since 1997. In addition, the companies will evaluate for potential inclusion in the drilling program shallower gas prospects on other blocks covered by the leases.

Woodside's Director of New Ventures, Dr Agu Kantsler, said the Pioneer deal is a key building block in Woodside's growth strategy. It provided the company with a cost-effective opportunity to participate in and evaluate the Gulf of Mexico shelf gas play.

"The Gulf of Mexico is one of Woodside's four focus areas in our search for international exploration and production opportunities to complement our Australian interests," Dr Kantsler said.

"Through this transaction, we continue our staged approach to building a balanced portfolio of shallow and deepwater opportunities in the Gulf of Mexico to manage risk and reward."

Pioneer's Vice President of Exploration, Chris Cheatwood, said drilling of the first of five wells was expected to begin before the end of March.

"By combining both companies' technical expertise and capital, we can better manage our risk and properly test a broader portfolio of prospects," he said.

Dr Kantsler said the Pioneer acreage targeted emerging deep gas, an under-explored play that had attracted significant interest in the past few years, primarily because discoveries could be brought into production within six months to two years due to their proximity to existing infrastructure.

"This opportunity offers the potential for Woodside to achieve gas production and revenue from the Gulf shelf within the next two years," Dr Kantsler said.

Pioneer is a large US independent exploration and production company with a market capitalisation of about US$3 billion. The company had a drilling success rate in 2001 of 85%. It has total proved reserves equivalent to 4.1 trillion cubic feet of natural gas or 671 million barrels of oil. Pioneer operates in the US, Canada, Argentina, South Africa, Gabon and Tunisia.

Woodside Energy Ltd. is Australia's largest exploration and production company by market capitalisation and is operator of the North West Shelf Venture, Australia's largest resource project. Its interests include Australia, Gulf of Mexico, North Africa and West Africa.

A presentation that includes location maps in the Gulf of Mexico has been released to the ASX under separate cover and also posted on Woodside's web site.

Woodside: www.woodside.com.au
Pioneer Natural Resources: www.pioneernrc.com

MEDIA INQUIRIES

Woodside Energy Ltd.
Rob Millhouse, Public Issues Manager
W: +61 8 9348 4281 M: +61 419 588 166

INVESTMENT INQUIRIES

Woodside Energy Ltd.
Mike Lynn, Investor Relations Manager
W: +61 8 9348 4283 M: + 61(0439) 691592

Pioneer Natural Resources Company
Susan Spratlen, Vice President, Investor Relations and Communication
+ 1 972 444 9001

Woodside Petroleum Ltd.

Woodside-Pioneer agree terms on Gulf gas play

24 January 2003

...wth

Texas Shelf Deep Gas Play - Overview

Woodside
'Shaping up for Growth'

- Woodside and Pioneer Natural Resources have agreed to explore for gas on the Texas Shelf - first drilling before end Q1 2003

- This gives Woodside access to a quality portfolio of gas prospects with ready access to the energy-intensive US market

- Woodside earns 50% equity in 47 offshore lease blocks by participating in 8 exploration wells (5 planned in 2003, 3 in 2004) at a total expected cost of US$55MM

- The program fits Woodside US strategy and provides potential for Gulf gas production and revenue within two years

- The new portfolio balances Woodside's existing deepwater holdings which have longer discovery-to-production lead times

Texas Shelf Deep Gas Play

Key Metrics

- Total cost to Woodside: US$55MM

  US$41MM in 2003
  US$14MM in 2004

- Activity level: 2003 5 wells
  2004 3 wells

- Discovery-to-production time: 6-24 months, depending on reserves

- Exploration potential in 2005-2006 through access to large shelf portfolio

Why Explore on the GoM Shelf?

- The GoM Shelf is a proven province with upside potential
  - Small, high-value oil and gas shallow targets
  - Larger, deeper gas targets
- Access to extensive, open-access infrastructure network
- Increased exposure to the gas market
- Woodside balances its portfolio with smaller, short-term projects vs the larger, longer-term deepwater projects (eg. Neptune)
- Leverages Woodside's core competencies in offshore exploration and builds on experience developed in deepwater exploration

Woodside Gulf of Mexico


Deepwater Interests
- 2002 Drilling Activity -
Louisiana
New Orleans
Houston
Texas
Kansas
Redwood
Neptune
(discovery)
Voss
(in progress)
0
100
200
kilometres


Woodside Gulf of Mexico
Woodside
'Shaping up for Growth'
Texas Shelf Interests
- 2003 & 2004 Drilling Activity -
Texas
Houston
Oneida (Pioneer, 2001)
Gas discovery
53' net pay
Trinidad
Antigua
Roatan
Stirrup (Spinnaker, Pioneer, 2001)
Gas discovery
151' net pay
200' water depth
Komodo (P)
Fiji (Pioneer, 2000)
Gas discovery
108' net sand
Samoa
Midway
Bison
Cyprus
0
100
kilometres
50% Wo side Equity - Texas Shelf
ood water equity bl
overies
8

Texas Shelf Play Types


Inner Shelf Play
(mature)
Outer Shelf Play
(mature)
1 of 8 wells in 2003-2004
Intra-Slope Basin Play
(conceptual, emerging)
Shelf-Margin Delta Play
(immature, producing)
7 of 8 wells in 2003-2004

Shelf-Margin Delta Play

Reserves:	2.64 Tcf (15 fields)
Production Rates:	80-100 MMscf/d possible
Shelf Deep Gas Play yet to find:	10.5Tcf (P50 level)

Midway Prospect

Woodside
'Shaping up for Growth'


A
Producing Gas Field (Shell)
SHEL A24L 3
MESA A39L 4
GULF A40L A-2
MESA A39L A-
Producing Gas Field (Pioneer)
MESA A39L
A
PION A36 6
PION A36 5
PION A36 7
Seismic Line
B
51A
Midway
Contours in milliseconds


A
Producing Gas Field (Shell)
B
Producing Gas Field (Pioneer)
Midway



Woodside Gulf of Mexico
Woodside
'Shaping up for Growth'
Deepwater and Texas Shelf Interests
- Post-Pioneer Deal -
Louisiana
New Orleans
Texas
Houston
0
100
200
Kilometres
50% Woodside Equity - Texas Shelf
7